Exhibit 99.1

INDUSTRIAS BACHOCO ANNOUNCES FOURTH QUARTER AND FULL YEAR 2021 RESULTS

Celaya, Guanajuato, Mexico – February 3rd, 2022

Industrias Bachoco, S.A.B. de C.V., “Bachoco” or “the Company”, (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the fourth quarter (“4Q21”) and full year (“2021”) ending on December 31st, 2021. All figures have been prepared in accordance with International Financial Reporting Standard (“IFRS”) and are presented in nominal million Mexican Pesos (“$”).

HIGHLIGHTS 2021

•	Net sales increased 15.9% in 4Q21 and increased 18.8% in year 2021 vs equivalent periods of 2020.

•	EBITDA margin was 4.1% for 4Q21 and 9.0% for the whole year.

•	Earnings per basic and diluted share totaled $1.08 for the quarter and $8.45 for the year.

CEO COMMENTS

Mr. Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated: “2021 was a year more in line with seasonal behavior compared to 2020. Which means, a year with a very good first half vs a challenging second one, particularly in terms of profitability. In the overall, we consider that, a balanced supply and demand and our participation in all the main channels allowed us to optimize our sales mix and deliver improved results vs full year 2020.

Particularly for the 4Q21 we showed a recover in our volume sold, mainly in poultry, which reinforces our commitment with customers and market. More volume sold and better prices YOY allowed us to reach an increase in sales of 15.9% for the quarter and 18.8% for the full year.

On the other hand, regarding our cost of sales, challenges in commodity prices remained. This has had a negative effect in our operations both Mexico and the U.S. Just for the quarter, our combined cost of sales increased 27.8% vs 4Q20 and 18.1% vs full year 2020.

However, we managed to deliver positive results for the quarter and year-end. Our EBITDA was $881.7 million for 4Q21 and $7,359.9 million for 2021 with margins of 4.1% and 9.0% respectively

Those results allowed us to remain with a solid financial position generating net cash of $18,783.1 million an increase of 13.6% compared to 2020. This strength allowed us not only to face the volatility and challenges of our industry but also to support our growth plans.

In this regard, after year-end, we announced the acquisition of RYC Alimentos which results will be consolidated in our 2022 financials. We look forward to start with the integration process of this operation in order to capture the synergies identified."

EXECUTIVE SUMMARY

The following financial information is expressed in millions of nominal pesos, except for amounts per share or per ADR, with comparative figures for the same period in 2021.

QUARTERLY RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	4Q21	4Q20	Change
	$	$	$	%
Net Sales	21,251.5	18,329.3	2,922.2	15.9
Net sales in Mexico	15,937.3	13,781.3	2,156.1	15.6
Net sales in the U.S.	5,314.2	4,548.0	766.1	16.8

NET SALES BY SEGMENT
In millions of pesos	4Q21	4Q20	Change
	$	$	$	%
Net Sales	21,251.5	18,329.3	2,922.2	15.9
Poultry	18,598.1	16,138.1	2,460.0	15.2
Other	2,653.4	2,191.2	462.2	21.1

NET VOLUME SOLD BY SEGMENT

In tons			Change
	4Q21	4Q20	Volume	%
Total sales volume:	605,925	585,064	20,860.8	3.6
Poultry	467,942	447,605	20,337.3	4.5
Others	137,983	137,459	523.5	0.4

The Company’s 4Q21 net sales totaled $21,251.5 million; $2,922.2 million or 15.9% more than $18,329.3 million reported in 4Q20. The increase is a result of higher volume sold in poultry as well as higher prices in our main business lines.

In 4Q21, sales of our U.S. operations represented 25.0% of our total sales compared to 24.8% in 4Q20.

GROSS PROFIT
In millions of pesos	4Q21	4Q20	Change
	$	$	$	%
Cost of sales	18,488.2	14,468.2	4,020.1	27.8
Gross profit	2,763.3	3,861.2	(1,097.9)	(28.4)
Gross margin	13.0%	21.1%	-	-

In 4Q21, cost of sales was $18,488.2 million; $4,020.1 million or 27.8% higher than $14,468.2 million reported in 4Q20. This increase was mainly due to higher unit cost in our main business lines as we continued observing year over year increases in prices of our main raw materials.

The Company´s gross profit in 4Q21 was $2,763.3 million, lower than the gross profit of $3,861.2 million in 4Q20, with a gross margin of 13.0% for 4Q21 vs 21.1% in 4Q20.

Selling, general and administrative expenses (“SG&A”)
In millions of pesos	4Q21	4Q20	Change
	$	$	$	%
Total SG&A	2,145.5	1,661.9	483.5	29.1

Total SG&A expenses in 4Q21 were $2,145.5 million; $483.5 million higher than the $1,661.9 million reported in 4Q20. Total SG&A expenses as a percentage of net sales represented 10.1% in 4Q21 and 9.1% in 4Q20.

other income (expense), net
In millions of pesos	4Q21	4Q20	Change
	$	$	$	%
Other income (expense), net	(108.3)	(51.3)	(57.0)	111.0

This item mainly includes the sale of unused assets as well as hens and other by-products. We record such sales as expenses when the sale price is below the book value of those assets.

In 4Q21, we recorded other expenses of $108.3 million, compared with other expenses of $51.3 million reported in 4Q20.

OPERATING INCOME
In millions of pesos	4Q21	4Q20	Change
	$	$	$	%
Operating income	509.5	2,147.9	(1,638.4)	(76.3)
Operating margin	2.4%	11.7%	-	-

Operating income in 4Q21 totaled $509.5 million; $1,638.4 million lower than the Operating income of $2,147.9 million reported in 4Q20. This represents an operating margin of 2.4% for 4Q21, versus 11.7% operating margin in the same period of 2020. The decrease in operating income is mainly attributed to higher raw material costs.

NET FINANCIAL INCOME
In millions of pesos	4Q21	4Q20	Change
	$	$	$	%
Net Financial Income	149.6	(1,154.6)	1,304.2	(113.0)
Financial Income	211.5	(1,111.7)	1,323.1	(119.0)
Financial Expense	61.8	42.9	18.9	44.0

In 4Q21, the Company reported net financial income $149.6 million, compared to a financial loss of $1,154.6 million reported in the same period of 2020. Of the Financial Income, exchange rate valuation in 4Q21 was $32.4 million vs a negative $1,206.9 million obtained in 4Q20.

TAXES FOR THE PERIOD
In millions of pesos	4Q21	4Q20	Change
	$	$	$	%
Total Taxes	49.0	3.3	45.7	1,377.0
Income tax	486.4	679.1	(192.7)	(28.4)
Deferred income tax	(437.4)	(675.8)	238.4	(35.3)

Total taxes for the 4Q21 were $49.0 million, compared with total taxes of $3.3 million of the same period of 2020.

NET CONTROLLING INTEREST INCOME
In millions of pesos	4Q21	4Q20	Change
	$	$	$	%
Net income	610.2	990.0	(379.8)	(38.4)
Net margin	2.9%	5.4%	-	-
Non-Controlling Interest income	(38.0)	(3.8)	(34.2)	n/a
Net controlling interest income	648.2	993.8	(345.6)	(34.8)
Basic and diluted income per share[1]	1.08	1.66	(0.58)	n/a
Basic and diluted income per ADR[2]	12.97	19.88	(6.9)	n/a
Weighted average Shares outstanding[3]	599,624	599,820	-	-

1 In pesos

2 in pesos, one ADR equals to twelve shares

3 In thousands of shares

The net controlling interest income for 4Q21 was $648.2 million, representing $1.08 pesos of earnings per share, compared with a net controlling interest income of $993.8 million, which represented a $1.66 pesos of earnings per share in 4Q20. This decrease is mainly attributed to lower operating results.

EBITDA
In millions of pesos	4Q21	4Q20	Change
	$	$	$	%
Net controlling interest income	648.2	993.8	(345.6)	(34.8)
Income tax expense (benefit)	49.0	3.3	45.7	1,377.0
Result in associates	(38.0)	(3.8)	(34.2)	895.5
Net finance (income) expense	(149.6)	1,154.6	(1,304.2)	(113.0)
Depreciation and amortization	372.1	307.8	64.4	20.9
EBITDA	881.7	2,455.7	(1,574.0)	(64.1)
EBITDA Margin (%)	4.1%	13.4%	-	-
Net revenues	21,251.5	18,329.3	2,922.2	15.9

EBITDA in 4Q21 reached $881.7 million representing an EBITDA margin of 4.1%, compared to an EBITDA of $2,455.7 million in 4Q20, with an EBITDA margin of 13.4%.

ACCUMULATED RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	2021	2020	Change
	$	$	$	%
Net Sales	81,699.1	68,792.0	12,907.1	18.8
Net sales in Mexico	61,468.1	49,303.2	12,164.9	24.7
Net sales in the U.S.	20,231.0	19,488.8	742.2	3.8

NET SALES BY SEGMENT
In millions of pesos	2021	2020	Change
	$	$	$	%
Net Sales	81,699.1	68,792.0	12,907.1	18.8
Poultry	71,518.2	61,323.9	10,194.3	16.6
Other	10,180.9	7,468.1	2,712.8	36.3

NET VOLUME SOLD BY SEGMENT

In metric tons			Change
	2021	2020	Volume	%
Total sales volume:	2,318,049	2,296,229	21,820.8	1.0
Poultry	1,769,071	1,772,528	(3,457.1)	(0.2)
Others	548,978	523,700	25,277.9	4.8

In 2021, net sales totaled $81,699.1 million; $12,907.1 million or 18.8% more than the $68,792.0 million reported in the same period of 2020.

In 2021, sales of our U.S. operations represented 24.8% of our total sales, compared with 28.3% in 2020.

OPERATING RESULTS
In millions of pesos	2021	2020	Change
	$	$	$	%
Cost of Sales	68,147.9	57,707.6	10,440.3	18.1
Gross Profit	13,551.2	11,084.4	2,466.7	22.3
Total SG&A	7,302.9	6,420.4	882.5	13.7
Other Income (expense)	(352.6)	(362.5)	9.9	(2.7)
Operating Income	5,895.7	4,301.5	1,594.2	37.1
Net Financial Income	831.9	882.2	(50.3)	(5.7)
Income Tax	1,782.2	1,211.6	570.6	47.1
Net Income	4,945.3	3,972.1	973.2	24.5
Non-controlling interest	(123.8)	36.4	(160.2)	(439.9)
Net controlling interest Income	5,069.1	3,935.7	1,133.4	28.8

In the 2021, the cost of sales totaled $68,147.9 million; $10,440.3 million or 18.1% higher than $57,707.6 million reported in the 2020.

As a result, we reached a gross profit of $13,551.2 million and a gross margin of 16.6% in 2021, when compared to $11,084.4 million of gross profit and a gross margin of 16.1% reached in the same period of 2020.

Total SG&A in 2021 were $7,302.9 million; $882.5 million or 13.7% higher than the $6,420.4 million reported in 2020. In 2021 total SG&A expenses as a percentage of net sales represented 8.9% in 2021 and 9.3% in 2020.

In 2021 we had other expenses of $352.6 million, compared with other expenses of $362.5 million reported in 2020.

Operating income in 2021 was $5,895.7 million, which represents an operating margin of 7.2%, an increase from an operating income of $4,301.5 million with an operating margin of 6.3% in 2020.

Net financial income in 2021 was $831.9 million lower when compared to a net financial income of $882.2 million in 2020.

Total taxes were $1,782.2 million as of December 31st, 2021. These include $1,540.4 million of income tax and $241.8 million of deferred income taxes. Those figures compare to an income tax of $1,296.5 million and deferred income taxes of $(84.9) million in 2020.

After Non-controlling interest, all the above resulted in a Net controlling interest income of $5,069.1 million or 6.2% margin in 2021, which represents $8.45 pesos of earnings per share; while in the 2020 the Net controlling interest income totaled $3,935.7 million, 5.7% margin and $6.56 pesos of income per share.

EBITDA
In millions of pesos	2021	2020	Change
	$	$	$	%
Net controlling interest profit	5,069.1	3,935.7	1,133.4	28.8
Income tax expense (benefit)	1,782.2	1,211.6	570.6	47.1
Result in associates	(123.8)	36.4	(160.2)	(439.9)
Net finance (income) expense	(831.9)	(882.2)	50.3	(5.7)
Depreciation and amortization	1,464.2	1,735.1	(271.0)	(15.6)
EBITDA	7,359.9	6,036.7	1,323.2	21.9
EBITDA Margin (%)	9.0%	8.8%	-	-
Net revenues	81,699.1	68,792.0	12,907.1	18.8

EBITDA in 2021 reached $7,359.9 million, representing an EBITDA margin of 9.0%, compared to an EBITDA of $6,036.7 million in 2020, with an EBITDA margin of 8.8%.

BALANCE SHEET

BALANCE SHEET DATA
In millions of pesos	Dec. 31, 2021	Dec. 31, 2020	Change
	$	$	$	%
TOTAL ASSETS	65,934.8	58,475.0	7,459.8	12.8
Cash and cash equivalents	20,707.1	19,242.4	1,464.7	7.6
Accounts receivable	5,252.5	4,366.7	885.8	20.3
TOTAL LIABILITIES	17,716.0	14,548.2	3,167.8	21.8
Accounts payable	8,565.1	5,834.0	2,731.1	46.8
Short-term debt	1,924.0	1,251.7	672.3	53.7
Long-term debt	-	1,460.4	(1,460.4)	(100.0)
TOTAL STOCKHOLDERS’ EQUITY	48,218.8	43,926.8	4,292.0	9.8
Capital stock	1,173.9	1,174.3	(0.4)	(0.0)

Cash and equivalents as of December 31st, 2021, totaled $20,707.1 million vs $19,242.4 million as of December 31st, 2020.

Total debt as of December 31st, 2021, was $1,924.0 million, compared to $2,712.1 million reported as of December 31st, 2020.

Net cash as of December 31st, 2021, was $18,783.1 million, compared to net cash of $16,530.3 million as of December 31st, 2020.

CAPITAL EXPENDITURES
In millions of pesos	2021	2020	Change
	$	$	$	%
Capital Expenditures	3,500.0	2,752.3	747.7	27.2

Total CAPEX for 2021 was $3,500.0 million vs $2,752.3 million in 2020, mainly allocated toward organic growth and productivity projects across all our facilities.

STOCK INFORMATION

As of December 31, 2021
Total Shares	600,000,000
Total free float	26.75%
Market cap (millions of pesos)	$42,810

Source: Yahoo Finances

SHARE PRICE

SHARE PRICE
	Mexican Stock Exchange				The New York Stock Exchange
	Ticker Symbol: Bachoco				Ticker Symbol: IBA
	In nominal pesos per Share				In U.S. Dollar per ADR
Month	High	Low	Close	High	Low	Close
December	72.74	68.29	71.35	42.54	39.46	42.54
November	73.10	70.95	71.17	42.43	39.84	39.84
October	75.53	71.72	73.02	44.36	41.70	42.45
September	77.07	73.02	75.98	47.11	43.82	44.20
August	73.90	70.47	73.45	44.24	42.17	43.75
July	78.00	72.86	72.86	47.00	43.89	43.89
June	77.89	73.93	75.27	47.60	43.93	46.32
May	77.50	74.92	76.52	46.76	44.55	46.40
April	75.39	68.04	74.73	45.47	39.73	44.47
March	69.42	67.16	68.04	40.45	38.30	39.95
February	71.99	68.02	69.42	43.19	39.67	39.67
January	73.60	69.22	69.28	44.66	41.14	41.14

ANALYST COVERAGE

Institution	Analyst name	E-mail
ACTINVER	Enrique Mendoza Farias	emendoza@actinver.com.mx
BBVA BANCOMER	Pablo Abraham Peregrina	pablo.abraham@bbva.com
GBM	Luis Rodrigo Willard Alonso	lrwillard@gbm.com
INTERCAM	Richard Horbach Martinez	rhorbach@intercam.com.mx
JP MORGAN	Ulises Argote	ulises.argote@jpmorgan.com
SANTANDER	Alanis Peña Alan	aalanis@santander.com.mx
BANK OF AMERICA	Fernando Olvera	folvera@bofa.com

APPENDICES

For reference, some figures have been translated into millions of U.S. dollars (“USD”) using an exchange rate of $20.51 per USD, which corresponds to the rate at the close of December 31st, 2021 according to Mexico’s National Bank.

•	Consolidated Statement of Financial Position
•	Consolidated Statement of Income
•	Consolidated Statement of Cash Flows
•	Derivatives Position Report

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
-Unaudited-
	In U.S. Dollar	December 31,	December 31*,
In million pesos	2021	2021	2020*
TOTAL ASSETS	$3,214.8	65,934.8	58,475.0

Total current assets	1,851.3	37,970.5	32,586.0
Cash and cash equivalents	1,009.6	20,707.1	19,242.4
Total accounts receivable	256.1	5,252.5	4,366.7
Inventories	445.9	9,145.6	7,701.0
Other current assets	139.7	2,865.3	1,275.9

Total non current assets	1,363.4	27,964.3	25,889.0
Net property, plant and equipment	1,061.0	21,762.0	19,733.8
Other non current Assets	302.4	6,202.3	6,155.2

TOTAL LIABILITIES	$863.8	17,716.0	14,548.2

Total current liabilities	618.4	12,682.5	8,179.8
Notes payable to banks	93.8	1,924.0	1,251.7
Accounts payable	417.6	8,565.1	5,834.0
Other taxes payable and other accruals	106.9	2,193.3	1,094.1

Total long-term liabilities	245.4	5,033.5	6,368.4
Long-term debt	-	-	1,460.4
Other non current liabilities	58.9	1,207.8	1,033.0
Deferred income taxes	186.5	3,825.7	3,875.0

TOTAL STOCKHOLDERS' EQUITY	$2,351.0	48,218.8	43,926.8

Capital stock	57.2	1,173.9	1,174.3
Commission in shares issued	20.2	414.1	413.4
Repurchased shares	-	-	-
Retained earnings	2,192.0	44,957.2	40,874.4
Others accounts	57.7	1,182.7	855.5
Non controlling interest	23.9	490.9	609.2

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,214.8	65,934.8	58,475.0

*Audited

CONSOLIDATED STATEMENT OF INCOME
Fourth Quarter Results, ended December 31st:
-Unaudited-
	U.S. Dollar
In millions pesos	2021	2021	2020*
Net sales	$1,036.2	21,251.5	18,329.3
Cost of sales	901.4	18,488.2	14,468.2
Gross profit	134.7	2,763.3	3,861.2
SG&A	104.6	2,145.5	1,661.9
Other income (expenses), net	(5.3)	(108.3)	(51.3)
Operating income	24.8	509.5	2,147.9
Net finance income	7.3	149.6	(1,154.6)
Income tax	2.4	49.0	3.3
Net Income	$29.7	610.2	990.0

Non-controlling interest	(1.85)	(38.0)	(3.8)
Net controlling interest profit	31.60	648.2	993.8
Basic and diluted earnings per share	0.05	1.08	1.66
Basic and diluted earnings per ADR	0.63	12.97	19.88
Weighted average Shares outstanding1	599,624	599,624	599,820

EBITDA Result	$43.0	881.7	2,455.7

Gross margin	13.0%	13.0%	21.1%
Operating margin	2.4%	2.4%	11.7%
Net margin	3.0%	2.9%	5.4%
EBITDA margin	4.1%	4.1%	13.4%

[1] In thousands
* Audited

CONSOLIDATED STATEMENT OF INCOME
Annual Results
-Unaudited-
	U.S. Dollar
In millions pesos	2021	2021	2020*
Net sales	$3,983.4	81,699.1	68,792.0
Cost of sales	3,322.7	68,147.9	57,707.6
Gross profit	660.7	13,551.2	11,084.4
Selling, general and administrative expenses	356.1	7,302.9	6,420.4
Other income (expenses), net	(17.2)	(352.6)	(362.5)
Operating income	287.5	5,895.7	4,301.5
Net finance income	40.6	831.9	882.2
Income tax	86.9	1,782.2	1,211.6
Net income	$241.1	4,945.3	3,972.1

Non-controlling interest	(6.04)	(123.8)	36.4
Net controlling interest profit	247.2	5,069.1	3,935.7
Basic and diluted earnings per share	0.41	8.45	6.56
Basic and diluted earnings per ADR	4.95	101.4	78.74
Weighted average Shares outstanding1	599,730	599,730	599,818

EBITDA Result	$358.8	7,359.9	6,036.7

Gross margin	16.6%	16.6%	16.1%
Operating margin	7.2%	7.2%	6.3%
Net margin	6.2%	6.1%	5.8%
EBITDA margin	9.0%	9.0%	8.8%

[1] In thousands
* Audited

CONSOLIDATED STATEMENT OF CASH FLOWS
In million of pesos
-Unaudited-

	U.S. Dollar	December 31,
	2021	2021	2020
NET MAJORITY INCOME BEFORE INCOME TAX	$328.0	6,727.5	5,183.7

ITEMS RELATING TO INVESTING ACTIVITIES:	80.1	1,642.6	1,640.9
Depreciation and others	89.2	1,829.6	2,042.9
Income (loss) on sale of plant and equipment	6.1	125.1	13.0
Other Items	(15.2)	(312.1)	(414.9)

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	408.1	8,370.1	6,824.6
CASH GENERATED OR USED IN THE OPERATION:	(11.8)	(243.0)	(1,043.5)
Decrease (increase) in accounts receivable	(19.4)	(398.1)	(322.8)
Decrease (increase) in inventories	(89.0)	(1,824.8)	(638.4)
Increase (decrease) in accounts payable	241.4	4,950.6	288.5
Other Items	(144.8)	(2,970.7)	(370.9)

NET CASH FLOW FROM OPERATING ACTIVITIES	396.2	8,127.1	5,781.2

NET CASH FLOW FROM INVESTING ACTIVITIES	(129.9)	(2,663.6)	(1,606.8)
Acquisition of property, plant and equipment	(170.7)	(3,501.0)	(2,346.4)
Proceeds from sales of property plant and equipment	1.2	23.7	23.8
Other Items	39.7	813.7	715.8

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN FINANCING ACTIVITIES	266.4	5,463.5	4,174.4

Net cash provided by financing activities:	(195.0)	(3,998.8)	(4,096.8)
Proceeds from loans	84.7	1,737.2	4,030.7
Principal payments on loans	(110.2)	(2,261.2)	(6,762.2)
Dividends paid	(41.5)	(851.6)	(793.6)
Other items	(127.9)	(2,623.1)	(571.7)
Net increase (decrease) in cash and equivalents	71.4	1,464.7	77.6

Cash and investments at the beginning of year	$938.2	19,242.4	19,164.8
CASH AND INVESTMENTS AT END OF PERIOD	$1,009.6	20,707.1	19,242.4

DERIVATIVES POSITION REPORT

Fourth Quarter 2021
Thousands of Mexican Pesos, as of December 31, 2021

TYPE OF FINANCIAL INSTRUMENT	OBJECTIVE	NOTIONAL	VALUE OF THE RELATED COMMODITY				REASONABLE VALUE		AMOUNTS DUE BY YEAR	GUARANTIES REQUIRED
			4Q-2021		3Q-2021		4Q-2021	3Q-2021
Forward Vanilla	Hedge	$ 11,238	$ 20.51		$ 20.64		$ -128	$ 63,580	100% in 2022	The deals consider the possibility of margin calls but not another kind of guarantee
Futures for corn, soybean meal and soybean oil	Hedge	$ 149,102	CORN		CORN		$ 4,175	-$ 3,890	100% in 2022
			In USD per Bushel		In USD per Bushel
			month	price	month	price
			Mar-22	$ 5.933	Dec-21	$ 5.368
			Sep-22	$ 5.628	Mar-22	$ 5.445
			SOYBEAN MEAL		SOYBEAN MEAL
			In USD per ton		In USD per ton
			month	price	month	price
					Dec-21	$ 328.7
					Jan-22	$ 331.0
			Mar-22	$ 399.1	Mar-22	$ 333.4
			May-22	$ 397.1	May-22	$ 337.1
			Jul-22	$ 397.6	Jul-22	$ 340.5
			Aug-22	$ 394.6	Aug-22	$ 341.4
			Sep-22	$ 388.0	Sep-22	$ 341.3
			Oct-22	$ 380.2	Oct-22	$ 339.1
			Dec-22	$ 380.0	Dec-22	$ 340.3
SOYBEAN OIL
In US cents per pound
			Month	Price
			Mar-22	$ 56.53
Options of Corn	Hedge	$ 1,825	CORN		CORN		$ 340	$ 23,350	100% in 2022
			In USD per Bushel		In USD per Bushel
			month	price	month	price

					Dec-21	$ 5.368
			Mar-22	$ 5.933	Mar-22	$ 5.445
Options of soybean meal	Hedge	$ 44,959	SOYBEAN MEAL		SOYBEAN MEAL		$ 3,949	-$ 21,390	100% in 2022
			In USD per ton		In USD per ton
			month	price	month	price
					Oct-21	$ 343.1
					Dec-21	$ 328.7
					Jan-22	$ 331.0
			Mar-22	$ 399.1	Mar-22	$ 333.4
			May-22	$ 397.1	May-22	$ 337.1

-The total financial instruments do not exceed 5% of total assets as of December 31, 2021.
-The notional value represents the net position as of December 31, 2021 at the exchange rate of Ps.20.51 per one dollar.
-A negative value means an unfavorable effect for the Company.

Fourth Quarter 2021
Thousands of Mexican Pesos, as of December 31, 2021						PROBABLE SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY			EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW(3)
Reference Value (1)
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Forward Vanilla	-$ 128	$20.00	$ 21.02	$ 21.54	Direct	-$ 5,889	$ 5,634	$ 11,396
		-5%	5%	10%		-5%	5%	10%
Futures of Corn: (2)	$ 4,175	$ 5.636	$ 6.229	$ 6.526	The effect will materialize as the inventory is consumed	-$ 3,280	$ 11,630	$ 19,085
Futures of Soybean Meal: (2)		$ 379.1	$ 419.1	$ 439.0
Futures for Soy Oil (2)		$ 53.7	$ 59.4	$ 62.2
Options for Corn	$ 340	$ 5.636	$ 6.229	$ 6.526		$ 249	$ 431	$ 522
Options of Soybean Meal	$ 3,949	$ 379.1	$ 419.1	$ 439.0		$ 1,701	$ 6,197	$ 8,445

(1) The reference value is the exchange rate of Ps. $20.51 per USD as of December 31, 2021.
(2) The reference values are; the future of corn for March 2022, $5.9325 USD/bushel, the future of soybeanmeal for March 2022, $399.10USD/ton and the future of soybean oil for March 2022, $56.53 usd cts / pound
'All the evaluations are performed according with the corresponding future, here only the first month futures are shown.
(3) The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.
-A negative value means an unfavorable effect for the Company.

Fourth Quarter 2021
Thousands of Mexican Pesos, as of December 31, 2021							STRESS SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY				EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW
		Reference Value
		-50%	-25%	25%	50%		-50%	-25%	25%	50%
Forward Vanilla	-$128	$10.26	$15.38	$25.64	$30.77	Direct	-$115,362	-$57,745	$57,490	$115,107

CONFERENCE CALL INFORMATION

The Company will host its fourth quarter 2021 earnings call, on Friday, February 4th, 2022. The earnings call will take place at 11:00 am Central Time (12:00 pm ET).

Toll free in the U.S.: 1 (888) 771-4371

Toll free in Mexico: 001 866 779 0965

A current list of available local and international free phone telephone numbers:

http://web.meetme.net/r.aspx?p=12&a=UfuOzYSxaaXZLN

Confirmation Number: 50274535

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 80 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 29,000 people.

The Company is rated AAA (MEX), the highest rating awarded by Fitch Mexico, S.A. de C.V., and HR AAA which signals that the Company and the offering both have the highest credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management’s current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

IR contact information: maria.jaquez@bachoco.net andrea.guerrero@bachoco.net T. +52(461)618 3555